

We, Ryan Murphy and Lauren Gamache certify that:

    (1) the financial statements of Love The Network included in this Form are true and complete in all material respects; and

    (2) the tax return information of Love The Network included in this Form reflects accurately the information reported on the tax return for Love The Network filed for the fiscal year ended 2019.

Ryan Murphy President
_____
[Signature and title]

Lauren Gamache Treasurer/Secretary
_____
[Signature and title]

June 10, 2020
_____
[Date]

Love The Network
Summary Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	141.17
Total Current Assets	141.17
TOTAL ASSETS	**141.17**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	8.99
Total Current Liabilities	8.99
Long Term Liabilities	67,500.00
Total Liabilities	67,508.99
Equity	-67,367.82
TOTAL LIABILITIES & EQUITY	**141.17**

8:30 PM
05/28/20
Accrual Basis

Love The Network
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Sales - Subscriptions	94.44
Total Income	94.44
Cost of Goods Sold	
App and Software Development	10,908.91
Free Lance Writer-Photographers	215.00
User Screening	2,300.00
Total COGS	13,423.91
Gross Profit	-13,329.47
Expense	
Advertising and Promotion	12,845.23
Automobile Expense	700.74
Bank Fees	2,296.00
Clothing	833.15
Computer and Internet Expenses	4,219.46
Continuing Education	728.88
Dues and Subscriptions	359.23
Health Care Expenses	1,842.13
Insurance Expense	185.00
Meals and Entertainment	1,428.85
Office Supplies	1,091.26
Postage/Shipping/PO Box	59.00
Professional Fees	3,565.00
Rent Expense	17,000.00
Telephone Expense	3,322.88
Travel Expense	3,027.48
Utilities	534.06
Total Expense	54,038.35
Net Ordinary Income	-67,367.82
Net Income	**-67,367.82**

Love The Network
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-67,367.82
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable	8.99
Net cash provided by Operating Activities	-67,358.83
FINANCING ACTIVITIES	
Start-Up Loans	10,000.00
Start-Up Loans:Brandon Caron	5,000.00
Start-Up Loans:Connor Dudley	7,500.00
Start-Up Loans:Jennifer Solomon	10,000.00
Start-Up Loans:Lauren Gamache	20,000.00
Start-Up Loans:Taylor Norcross	10,000.00
Start-Up Loans:Todd Smart	5,000.00
Net cash provided by Financing Activities	67,500.00
Net cash increase for period	141.17
Cash at end of period	**141.17**